Actions Semiconductor Reports Third Quarter 2013 Results

Third Quarter Revenue Up 6.9% Year-Over-Year

ZHUHAI, China, November 6, 2013 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today reported its financial results for the third quarter ended September 30, 2013.

All financial results are reported on a U.S. GAAP basis.

Revenue for the third quarter of 2013 was $16.9 million, as compared to revenue of $18.5 million for the second quarter of 2013, and $15.8 million for the third quarter of 2012.

Net loss attributable to Actions Semiconductor's shareholders for the third quarter of 2013 was $0.2 million or $0.002 per basic and diluted American Depositary Share ("ADS"). This compares to net income attributable to Actions Semiconductor's shareholders of $0.7 million or $0.01 per basic and diluted ADS, for the second quarter of 2013, and net income attributable to Actions Semiconductor's shareholders of $0.7 million or $0.01 per basic ADS and $0.009 per diluted ADS, for the third quarter of 2012.

Actions Semiconductor reported gross margin of 33.2% for the third quarter of 2013, compared to gross margin of 32.2% for the second quarter of 2013, and 37.6% for the third quarter of 2012. The Company ended the third quarter with $215.7 million in cash and cash equivalents, together with time deposits, trading securities and marketable securities.

Since the share repurchase program commenced in 2007, the Company has invested approximately $48.6 million in repurchasing its shares. As of September 30, 2013, approximately 21.4 million American Depositary Shares (ADSs) were repurchased.

“Our third quarter results were impacted by lower than expected overall demand for white-box tablets, significant DRAM price increases and slower than anticipated adoption of quad-core solutions in overseas markets, resulting in a sequential decline in revenue and a net loss for the quarter,” stated Dr. Zhenyu Zhou, CEO of Actions Semiconductor.

“Although overall adoption of quad-core solutions has been slower than originally anticipated in overseas markets, we believe this only a temporary delay due to issues such as higher DRAM prices and are confident the migration from dual-core to quad-core chipsets will dominate the mid to high end of the tablet market in 2014. In the meantime, our dual-core ATM7021 solution is rapidly gaining traction in the low end of the market at the expense of single-core CPU based SoC. In our traditional portable audio and portable video multimedia business, we saw a sequential increase in shipments of audio products and our extended line of high definition video products inspired by our high definition portable media player continued to make a large contribution to our revenue mix.”

“With the recent introduction of our new high performance quad-core ATM7039 chipset, we have completed the OWL series product family as planned. We are now armed with a complete product portfolio targeting the full spectrum of the tablet market from low to high end. We will continue to develop new solutions to meet the needs of the whitebox tablet market along with differentiated traditional portable audio and portable video multimedia products to diversify our revenue stream. We are on track to achieve our revenue growth target of at least 25% for the full year 2013 and expect to further penetrate the mobile Internet enabled multimedia market in 2014 and beyond.”

Business Outlook

The following statements are based upon management's current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.

Based on current market trends, the company expects revenue in the fourth quarter of 2013 to be higher than the third quarter of 2013, which is contrary to the company’s historical seasonal sales pattern.

For the fourth quarter of fiscal year 2013 ending December 31, 2013, Actions Semiconductor estimates revenue in the range of $17.0 to $19.0 million.

Conference Call Details

Actions Semiconductor's third quarter of fiscal year 2013 teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Time, on Wednesday, November 6, 2013. To participate in the live call, analysts and investors should dial 877-941-1465 (within U.S.) or 480-629-9723 (outside U.S.) at least ten minutes prior to the call. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the company's website at www.actions-semi.com. An audio replay of the call will be available to investors through November 16, 2013 by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering access code 4646989.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Shanghai and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning the outlook for its dual-core and quad-core solutions in domestic and overseas markets, customer acceptance of the Actions Semiconductor’s new products and corresponding increases in market share, Actions Semiconductor's belief that it is positioned to capture some upside from these trends, and Actions Semiconductor's future expectations with respect to revenue, gross margin, operating expenses and share-based compensation expense. Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Elaine Ketchmere	Ally Xie
Compass Investor Relations	Actions Semiconductor
eketchmere@compass-ir.com	investor.relations@actions-semi.com
310-528-3031	+86-756-3392353*1018

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED BALANCE SHEET

(in thousands of U.S. dollars)

	At September 30,	At June 30,	At December 31,
	2013	2013	2012
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	67,884	115,247	71,336
Time deposits	21,453	15,519	10,000
Marketable securities	126,282	89,493	130,721
Trading securities	75	73	76
Accounts receivable	7,294	5,922	5,950
Notes receivable	37	-	-
Amount due from a related party	-	899	340
Amount due from an equity method investee	75	55	79
Inventories, net of inventory written-down of $1,276, $1,283 and $701 as of September 30, 2013, June 30, 2013 and December 31, 2012, respectively	25,414	27,759	11,979

Prepaid expenses and other current assets	3,018	6,483	4,288
Income tax recoverable	79	271	189
Deferred tax assets	466	362	504
Total current assets	252,077	262,083	235,462

Investments in equity method investees	17,903	17,822	14,329
Other investments	16,321	16,319	16,305
Marketable securities	-	-	11,239
Rental deposits	66	59	49
Property, plant and equipment, net	31,817	31,898	32,321
Land use right	1,584	1,590	1,584
Acquired intangible assets, net	11,101	9,743	10,819
Deposit paid for acquisition of intangible assets	759	-	-
Deferred tax assets	69	73	80
TOTAL ASSETS	331,697	339,587	322,188

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	6,317	18,952	8,073
Accrued expenses and other current liabilities	5,688	5,744	8,411
Short-term bank loans	30,500	25,500	20,500
Other liabilities	2,176	2,323	2,056
Income tax payable	49	151	49
Deferred tax liabilities	260	135	534
Total current liabilities	44,990	52,805	39,623

Other liabilities	13	13	13
Payable for acquisition of intangible assets	128	128	603
Deferred tax liabilities	3,597	3,516	3,189
Total liabilities	48,728	56,462	43,428
Equity:
Ordinary shares	1	1	1
Additional paid-in capital	20,154	20,527	20,202
Accumulated other comprehensive income	39,061	38,692	35,751
Retained earnings	223,784	223,935	222,835
Total Actions Semiconductor Co., Ltd. shareholders' equity	283,000	283,155	278,789
Non-controlling interest	(31)	(30)	(29)
Total equity	282,969	283,125	278,760
TOTAL LIABILITIES AND EQUITY	331,697	339,587	322,188

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

(in thousands of U.S. dollars, except per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
System-on-a-chip products	16,830	15,727	51,710	39,019
Semiconductor product testing services	54	65	106	151
Total revenues	16,884	15,792	51,816	39,170
Cost of revenues:
System-on-a-chip products	(11,248)	(9,822)	(34,246)	(24,723)
Semiconductor product testing services	(27)	(34)	(45)	(85)
Total cost of revenues	(11,275)	(9,856)	(34,291)	(24,808)
Gross profit	5,609	5,936	17,525	14,362
Other operating income	501	569	653	760
Operating expenses:
Research and development	(6,547)	(6,205)	(19,909)	(17,544)
General and administrative	(2,133)	(2,041)	(6,217)	(5,913)
Selling and marketing	(447)	(367)	(1,443)	(917)
Total operating expenses	(9,127)	(8,613)	(27,569)	(24,374)
Loss from operations	(3,017)	(2,108)	(9,391)	(9,252)
Other income (expenses)	187	(221)	1,557	(127)
Dividend income from an other investment	-	-	493	-
Fair value change in trading securities	-	-	-	2
Interest income	2,926	3,418	9,117	9,983
Interest expense	(128)	(64)	(352)	(187)
(Loss) income before income taxes, equity in net income (loss) of equity method investees and non-controlling interest	(32)	1,025	1,424	419
Income tax expense	(197)	(568)	(295)	(1,142)
Equity in net income (loss) of equity method investees	77	203	(182)	169
Net (loss) income	(152)	660	947	(554)
Less: Net loss attributable to non-controlling interest	-	1	1	7
Net (loss) income attributable to Actions Semiconductor Co., Ltd.	(152)	661	948	(547)

Net (loss) income per share: Basic
Net (loss) income attributable to Actions Semiconductor Co., Ltd. Shareholders	(0.000)	0.002	0.002	(0.001)

Net (loss) income per share: Diluted
Net (loss) income attributable to Actions Semiconductor Co., Ltd. Shareholders	(0.000)	0.002	0.002	(0.001)

Basic (per ADS)	(0.002)	0.010	0.014	(0.008)
Diluted (per ADS)	(0.002)	0.009	0.013	(0.008)

Basic	413,849,403	412,398,886	412,083,249	413,580,031
Diluted	413,849,403	417,706,448	425,687,178	413,580,031

Weighted-average ADS used in computation :
Basic	68,974,901	68,733,148	68,680,542	68,930,005
Diluted	68,974,901	69,617,741	70,947,863	68,930,005

Note: Share-based compensation recorded in each
expense classification above is as follows:
Research and development	68	174	273	861
General and administrative	(12)	52	54	245
Selling and marketing	3	8	14	40
Cost of revenues	34	-	49	10

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,
	2013	2013	2012
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net (loss) income	(152)	947	(554)
Adjustments to reconcile net (loss) income to net cash provided by
Operating activities:
Depreciation of property, plant and equipment	509	1,564	1,742
Amortization of land use right	9	27	27
Amortization of acquired intangible assets	848	2,557	2,185
Utilization of subsidy from local authorities of Zhuhai, the People's Republic of China ("PRC")	(163)	(222)	(642)
Write down of inventories	-	583	180
Gain on disposal of property, plant and equipment	(11)	-	-
Dividend income from another investment	-	(493)	-
Share of net (income) loss of equity method investees	(77)	182	(168)
Share-based compensation	90	390	1,157
Fair value change in trading securities	-	-	(2)
Deferred taxes	107	185	659
Proceeds from disposal of trading securities	-	-	459
Changes in operating assets and liabilities:
Accounts receivable	(1,371)	(1,330)	(52)
Notes receivable	(37)	(37)	(21)
Amount due from a related party	899	340	(149)
Inventories	2,390	(13,748)	(4,433)
Amount due from an equity method investee	(20)	4	(49)
Prepaid expenses and other current assets	3,475	6,852	(2,493)
Accounts payable	(12,648)	(1,868)	3,587
Accrued expenses and other current liabilities	(49)	(3,399)	(2,639)
Income tax recoverable	192	110	-
Income tax payable	(102)	1	(120)
Rental deposit (paid) received	(7)	(16)	9
Net cash used in operating activities	(6,118)	(7,371)	(1,317)

Investing activities:
Investment in an equity method investee	-	(3,712)	(1,500)
Proceeds from redemption of marketable securities	19,019	99,532	145,980
Purchase of marketable securities	(55,796)	(82,800)	(132,376)
Proceeds from disposal of property, plant and equipment	16	16	22
Purchase of property, plant and equipment	(373)	(522)	(979)
Purchase of intangible assets	(2,187)	(2,685)	(781)
Deposit paid for acquisition of intangible assets	(759)	(759)	(1,088)
Increase in time deposits	(5,903)	(11,199)	-
Net cash (used in) provided by investing activities	(45,983)	(2,129)	9,278

Financing activities:
Proceeds from short-term bank loans	5,000	5,000	-
Advance subsidy from local authorities of Zhuhai, the PRC	12	302	132
Proceeds from exercise of share option and restricted stock unit	363	2,570	2,080
Repurchase of ordinary shares	(826)	(3,008)	(3,315)
Net cash provided by (used in) from financing activities	4,549	4,864	(1,103)

Net (decrease) increase in cash and cash equivalents	(47,552)	(4,636)	6,858

Cash and cash equivalents at the beginning of the period	115,247	71,336	33,207

Effect of exchange rate changes on cash	189	1,184	(21)
Cash and cash equivalents at the end of the period	67,884	67,884	40,044